Exhibit 4.59

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

English Translation

Assignment Agreement in Relation to Shareholders’ Rights

The Assignment Agreement in relation to Shareholders’ Rights (hereinafter referred to as the “Agreement”) is entered into by and among the following parties on 31 July, 2014:

Baina Zhiyuan (Beijing) Technology Co., Ltd. (hereinafter referred to as “Baina Zhiyuan (Beijing)”), a wholly foreign-owned limited liability company incorporated in Beijing, China, whose registered address is located in South 2-1-6, Block A, # 1 Plant, No.5 A Xueyuan Road, Haidian District, Beijing;

Yongzhi Yang, a citizen of the People’s Republic of China with an ID number of * and domiciled at 3/F, Building A2, Optics Valley Financial Harbor, No.77 Optics Valley Avenue, East Lake High-tech Development Zone, Wuhan, Hubei, China;

Beijing Gamease Age Internet Technology Co., Ltd., a limited liability company incorporated in Beijing, China, whose registered address is located in 2/F, Side Building Jingyan Hotel, No.29 Shijingshan Road, Shijingshan District, Beijing (collectively as the “Shareholders” together with Yongzhi Yang);

Baina (Wuhan) Information Technology Co., Ltd. (hereinafter referred to as the “Target Company”), a limited liability company incorporated in Wuhan, China, whose registered address is located in 3/F, Building A2, Optics Valley Financial Harbor, No.77 Optics Valley Avenue, East Lake High-tech Development Zone, Wuhan, Hubei.

The parties above are referred to each a “Party” and collectively herein as the “Parties”.

Whereas:

1.	Yongzhi Yang holds 40% equity of the Target Company and Beijing Gamease Age Internet Technology Co., Ltd. 60% thereof; therefore, the Shareholders together hold 100% equity of the Target Company;

2.	The Parties to the Agreement have signed the Exclusive Call Option Agreement and Share Pledge Agreement on 31 July, 2014 and Baina Zhiyuan (Beijing) has signed the Exclusive Service Agreement (together with the Agreement, the Exclusive Call Option Agreement and Share Pledge Agreement, collectively as “Structural Agreement”) with the Target Company on 31 July , 2014;

3.	In accordance with the conditions hereof, the Shareholders agree to unconditionally and irrevocably delegate Baina Zhiyuan (Beijing) or its designated person (including but not limited to, Baina Zhiyuan (Beijing) and / or its directors, successors and bankruptcy liquidator) to exercise their voting rights and all other shareholder’s rights empowered by their holdings of the Target Company and Baina Zhiyuan (Beijing) agrees to accept the said assignment.

The symbol ‘ * ’ in this exhibit indicates places where information has been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

NOW, THEREFORE, the Parties hereby agree as follows with respect to the abovementioned assignment matters:

1.	Assignment concerning the Shareholders’ Rights

1.1	The Shareholders agree to unconditionally and irrevocably assign Baina Zhiyuan (Beijing) or any person designated by Baina Zhiyuan (Beijing) (the “Nominee”) to exercise their voting rights and other shareholders’ rights empowered by their holdings of the Target Company, including but not limited to:

(1)	proposal on behalf of the Shareholders to convene and attend the shareholders’ meeting of the Target Company and sign minutes of meetings and resolutions, exercise of voting rights on all matters requiring the resolutions of the shareholders’ meeting of the Target Company (including but not limited to the designation, election or replacement of the Target Company’s directors, supervisors and senior officers, and signature on behalf of the Shareholders of any documents requiring the resolutions of the shareholders’ meeting of the Target Company, as well as delivery of any documents to the company registration authority for the purpose of filing;

(2)	resolution on behalf of the Shareholders, to disposal of the Target Company’s assets;

(3)	resolution on behalf of the Shareholders, on the Target Company’s dissolution and liquidation, setup on behalf of the Shareholders, of a liquidation group and exercise in accordance with the law, of the powers and duties entitled thereto during the liquidation, including but not limited to resolution on the disposal of assets of the Target Company;

(4)	decision to transfer or otherwise disposal of the equity held by the Shareholders in the Target Company;

(5)	indication the directors and legal representatives of the Target Company to act in accordance with its intention;

(6)	rendering of full cooperation with signing all documents and fulfilling all procedures required for the purposes of the abovementioned matters; and

(7)	other shareholders’ rights provided for in other Chinese applicable laws, regulations and the Target Company’s articles of association (as amended from time to time).

The Shareholders may not revoke the above-mentioned assignment and authorization made to Baina Zhiyuan (Beijing) or the Nominee.

1.2	If Baina Zhiyuan (Beijing) liquidates the Target Company in accordance with Article 1.1 (3) hereof, the Shareholders shall ensure and urge that the Target Company shall cooperate the liquidator in completing all relevant liquidation procedures and undertake to free transfer all remaining assets after the liquidation to Baina Zhiyuan (Beijing). The Shareholders shall fully cooperate with the performance or execution of all procedures or documents necessary for such liquidation or transfer.

1.3	Baina Zhiyuan (Beijing) decides, at its sole discretion, to at any time authorize its designated persons to exercise the said rights in Article 1.1. Baina Zhiyuan (Beijing) has the right to replace the trustee. The exercise of the rights by such persons is deemed as Baina Zhiyuan (Beijing)‘s exercise of those rights and bears the same legal force and legal effect as the exercise by Baina Zhiyuan (Beijing).

1.4	When Baina Zhiyuan (Beijing) or the Nominee exercises, on behalf of the Shareholders the Shareholders’ rights, it shall comply with the articles of association of the Target Company and the relevant laws;

1.5	The Shareholders undertake that, without the prior written consent of Baina Zhiyuan (Beijing), they will not exercise any shareholders’ rights that have been granted to Baina Zhiyuan (Beijing) or the Nominee, or interfere in Baina Zhiyuan (Beijing)‘s or the Nominee’s exercise of the rights set forth in Article 1.1 hereof, and they will do their best to cooperate Baina Zhiyuan (Beijing) or the Nominee in exercising those rights. The Shareholders further agree to promptly sign all reasonably necessary agreements, resolutions and other documents and take all reasonable actions necessary to execute the Agreement and assist Baina Zhiyuan (Beijing) or the Nominee in exercising shareholders’ rights;

1.6	The Shareholders agree that Baina Zhiyuan (Beijing) or the Nominee may exercise the rights stipulated in Article 1.1 of the Agreement at its own discretion without the prior consents of the Shareholders. The exercise of the abovementioned assignment right by Baina Zhiyuan (Beijing) or the Nominee shall be deemed as exercise by the Shareholders and the documents signed by them shall be treated as being signed by the Shareholders. The Shareholders confirm and ratify the consequences as a result of the exercise of the said assignment right by Baina Zhiyuan (Beijing) or the Nominee and bear corresponding legal responsibilities and consequences;

1.7	The Shareholders shall sign a Power of Attorney with the same substantial contents as those in Annex I hereto and authorize Baina Zhiyuan (Beijing) or the Nominee to exercise the rights as agreed in Article 1.1 of the Agreement. At any time during the term of the Agreement, if Baina Zhiyuan (Beijing) notifies in writing the Shareholders of terminating the authorization of a particular nominee, the Shareholders shall immediately terminate the authorization thereof, and otherwise authorize other persons specified by Baina Zhiyuan (Beijing) to exercise the rights set forth in Article 1.1 of the Agreement;

1.8	At any time during the term of the Agreement, if the grant or exercise of Article 1.1 hereof fails for any reasons (other than the breach of the Shareholders or the Target Company), the parties shall seek an alternative plan the most similar to the agreements hereof and sign a supplementary agreement to modify or adjust the terms and conditions of the Agreement if necessary, so as to continue achieving the purpose hereof.

1.9	To exercise the rights under the assignment right hereof, Baina Zhiyuan (Beijing) or the Nominee is entitled to the right to know the Target Company’s operations, business, customers, financial information, employees and other related information and access to the relevant information of the Target Company. The Target Company shall give cooperation.

1.10	Yongzhi Yang agrees that, if it serves as director, senior officer and other duties in MoboTap Inc. that indirectly controls Baina Zhiyuan (Beijing), Yongzhi Yang will give priority to the interests of Baina Zhiyuan (Beijing) and MoboTap Inc. at the time of making the relevant decisions and may not harm the interests of Baina Zhiyuan (Beijing) or MoboTap Inc. to meet the interests of Yongzhi Yang or the Target Company in the case of any existing potential conflict between the former and the latter.

2.	Term of assignment

2.1	The Agreement takes effect as of the date of signature until the date when Baina Zhiyuan (Beijing) terminates the Agreement in writing or all the equity of the Target Company held by the Shareholders have been legally and effectively transferred to Baina Zhiyuan (Beijing) and / or the Nominee (namely, the entire equity of the Target Company has been placed under the name of Baina Zhiyuan (Beijing)/or the Nominee according to the registration of industrial and commercial authorities) or the date on which all assets of the Target Company have been legally and effectively transferred to Baina Zhiyuan (Beijing) and / or the Nominee;

2.2	The Shareholders may not transfer the equity (whether in part or in whole) they hold to any organizations or individuals other than Baina Zhiyuan (Beijing), save as such institution or individual is designated by Baina Zhiyuan (Beijing).

3.	Representations and Warranties

3.1	Each Party to the Agreement represents and warrants to the other Party that:

(1)	it is an independent legal person duly organized, validly existing and in good standing under statutory procedures and its relevant procedures are complete or a natural person who has full capacity for civil conduct and rights;

(2)	it has the right to enter into the Agreement and to perform its obligations hereunder;

(3)	it has authorized its authorized representative to sign the Agreement and, from the Effective Date of the Agreement, the terms hereof shall be legally binding on it;

(4)	The execution, delivery and performance of the Agreement: (i) will not currently or in the future, or after the receipt of the related notice or with the passage of time, conflict with or violate any provision of: (A) its business license, Articles of Association, license, government authority’s approval for its establishment, the agreement or any other charter documents relating to its establishment; (B) any law of the People’s Republic of China or other legal provisions it is bound by; (C) any contracts or other documents to which it is a party or which are binding on it or on its assets; (ii) will not incur any pledge or other encumbrances on its assets, or make any other third party has the right to create any pledge or other encumbrances thereon; provided, however, the Share Pledge Agreement concluded by the Parties on creates a pledge on the equity of the Target Company and the Exclusive Call Option Agreement provides for a call option right; (iii) will not give rise to the termination of or amendment to the terms of any contract or other documents to which it is a party or by which it is or its assets are bound, or cause any other third party has the right to terminate or amend the terms thereof; (iv) will not make the approvals, permits or registration or others of any applicable governmental authorities being suspended, revoked, damaged, confiscated or cannot be renewed upon expiration;

(5)	There are no litigation, arbitration or other judicial or administrative proceedings that is occurred or pending and will affect the ability of that party to fulfill the obligations under the Agreement, and to its knowledge, there are no persons who threaten to take the said actions;

(6)	That party has disclosed to the other party any and all documents issued by any government agency that may have material adverse effect on its ability to fully perform its obligations under the Agreement, and there are no misrepresentation or omission of any significant facts in the documents provided by that party to the other party;

(7)	Once requested by Baina Zhiyuan (Beijing), that party will sign necessary documents and take all necessary actions satisfactory to Baina Zhiyuan (Beijing) to cooperate with Baina Zhiyuan (Beijing) in completing the equity transfer of the Target Company;

(8)	Once Chinese laws and practices allow Baina Zhiyuan (Beijing) to directly hold a majority equity in the Target Company and Baina Zhiyuan (Beijing) and / or its controlled subsidiaries can legally engage in Internet value-added telecom services (hereinafter referred to as “Value-added Telecom Business”), and all the Target Company’s equity held by the Shareholders have been legally and effectively transferred to Baina Zhiyuan (Beijing) and / or a person designated thereby, the parties will immediately terminate the Agreement.

3.2	The Shareholders undertake to Baina Zhiyuan (Beijing) that they are shareholders of the Target Company as registered in the industrial and commercial authorities and listed in the register of members as at the effectiveness hereof. According to the Agreement, the principal may wholly and fully exercise the assignment rights in accordance with the articles of association of the Target Company and the laws and regulations then in effect.

3.3	The Shareholders undertake to Baina Zhiyuan (Beijing) that they have made all proper arrangements and sign all necessary documents to ensure that in the case of their death, incapacity, bankruptcy, divorce, or other circumstances under which their exercise of equity may be affected, their heirs, guardians, creditors, spouses and other persons who may therefore obtain equity or related rights, cannot affect or hinder the fulfillment of the Agreement.

3.4	The Shareholders further commit that, before Baina Zhiyuan (Beijing) exercises the exclusive purchase option in accordance with the Exclusive Call Option Agreement, if the actual shareholders of the Target Company change due to their death, bankruptcy, divorce, or other circumstances, its wills, divorce agreements and debt agreements are will be subject to the Agreement and the efficacy hereof is superior to the wills, divorce agreements and debt agreements they have entered into.

3.5	The Shareholders undertake to Baina Zhiyuan (Beijing) that, they hereby waive all the rights under Article 1.1 hereof they commission to Baina Zhiyuan (Beijing) or the Nominee, and shall not exercise such rights at their own discretions.

3.6	Baina Zhiyuan (Beijing) undertakes that since Chinese laws and practices allow Baina Zhiyuan (Beijing) to directly operate the Value-added Telecom Business, it will exercise the exclusive right under the Exclusive Call Option Agreement as soon as possible to enable the direct operation of the Value-added Telecom Business by Baina Zhiyuan (Beijing), and the termination of Structural Agreement by the Target Company with other relevant parties.

3.7	If any party’s representations and warranties are untrue or inaccurate, it shall constitute a material breach of that party.

4.	Breach

4.1	If the Shareholders or the Target Company (hereinafter referred to as “Breaching Party”) materially breach/breaches any terms of the Agreement or fail or fails to perform any obligation under the Agreement, it will constitute a Breach under the Agreement (hereinafter referred to as a “Breach”), Baina Zhiyuan (Beijing) has the right to ask the Breaching Party to make corrections or take remedial measures within reasonable time. If the Breaching Party fails to make corrections or take remedial measures within reasonable time or within 10 days after the Non-breaching Party notifies the Breaching Party in writing and asks for correction, then Baina Zhiyuan (Beijing) has the right to terminate the Agreement and ask for damages from the Breaching Party;

4.2	If Baina Zhiyuan (Beijing) breaches the Agreement, the Non-breaching Party has no right to terminate or cancel the Agreement unless otherwise specified by laws.

4.3	Notwithstanding the other provisions of the Agreement, the provisions of this Article shall survive the termination of the Agreement.

5.	Disclaimer and Indemnity

5.1	The Parties confirm that, in respect of the exercise of the rights agreed in Article 1.1, Baina Zhiyuan (Beijing) or the Nominee shall not be asked to bear any liabilities of any nature for or provide economic or other compensations to the other Parities hereto;

5.2	The Shareholders and the Target Company agree to indemnify and hold Baina Zhiyuan (Beijing) or the Nominee harmless against all losses incurred as a result of exercise of the rights agreed in Article 1.1 hereunder by Baina Zhiyuan (Beijing) or the Nominee, including but not limited to any losses resulting from the proceedings, accusation, claims brought by any third party or from the administrative investigation or penalties by any government authority, except the losses caused by the willful default or gross negligence of Baina Zhiyuan (Beijing) or the Nominee.

6.	Applicable Laws and Dispute Resolution

6.1	The conclusion, validity, interpretation and dispute resolution of the Agreement shall be governed by the laws of the People’s Republic of China.

6.2	The Parties shall attempt in the first instance to resolve any and all the disputes under the Agreement through friendly negotiations. If any dispute is not resolved by friendly negotiations within thirty days after the occurrence of such dispute, any Party may submit the dispute to Beijing Arbitration Commission for arbitration by the arbitral tribunal consisting of one arbitrator in accordance with the Arbitration Rules of Beijing Arbitration Commission in effect at the time of applying for arbitration. The arbitrator shall be appointed jointly by the Parties within ten days after the acceptance of arbitration notice, or by Beijing Arbitration Commission if the arbitrator is not appointed by the Parties within the specified time. The arbitration award shall be final and binding on the Parties. During the pending arbitration, except for the matters or obligations under dispute, the Parties shall continue performing other obligations under the Agreement. Subject to the laws of the People’s Republic of China,, the arbitrator has the right to make an appropriate award according to the factual conditions to give to Baina Zhiyuan (Beijing) appropriate legal remedies, including: (1) remedies against the equity or assets of the Target Company; (2) injunctive relief, such as requirements for the operation of the Target Company, or the compulsory transfer of the assets of the Target Company; or (3) arbitration award for the liquidation of the Target Company.

6.3	Subject to the laws of the People’s Republic of China, before the establishment of arbitral tribunal by Beijing Arbitration Commission in accordance with Arbitration Rules or under appropriate circumstances, any of the courts having jurisdiction at the following locations shall have the right to make temporary relief measures to support the arbitration: (1) Hong Kong Special Administrative Region; (2) Cayman Islands; (3) registration place of the Target Company or domicile of the Shareholders; and (4) the place where the main assets of MoboTap Inc., the Target Company or shareholders are located.

6.4	The documents concerning the proceedings, legal actions or procedures (“judicial procedures”) arising out of or relating to the Agreement and the documents required by the judicial procedures may be sent to any Party in any manner which law allows. This Article is applicable to all the judicial procedures taken at any time.

7.	Confidentiality

7.1	From time to time prior to and during the term of the Agreement, either Party (“disclosing Party”) has disclosed or may disclose Confidential Information (including but not limited to operation information, customer data, financial data, contract, etc.) to the other Party (“receiving Party”). The receiving Party shall keep the Confidential Information confidential and may not use the Confidential Information for any purposes other than those specially set forth in the contract. The foregoing provisions are not apply to the information that: (a) can be shown to be known by the receiving Party by written records made prior to disclosure by the disclosing Party; (b) enters or in the future enters into public domain not for the receiving Party’s breach of the Agreement; (c) was obtained by the reserving Party from a third party having no obligation of confidentiality with respect to such information; and (d) was disclosed by any Party as required by relevant laws, regulations or regulatory authorities, or disclosed to its employees, agents, legal consultants or financial consultants (however, the receiving Party shall ensure that the above personnel will abide by the relevant terms and conditions under the Agreement and shall assume any and all the responsibilities arising from above personnel’s breach against the relevant terms and conditions under the Agreement.)

7.2	The aforesaid confidentiality obligations shall continue for the Parties hereto and shall survive the termination of the Agreement.

8.	General Provisions

8.1	The Agreement will take effect when signed by the Parties and be irrevocable when it comes into effect.

8.2	The Parties shall go through the approval and registration formalities as required for the extension of operation period 3 months before the expiration of the operation period, so as to prolong the term of the Agreement.

8.3	During the term of the Agreement, without the prior written consent of other parties, no party may transfer any or all its rights or obligations hereunder to any third party; however, Baina Zhiyuan (Beijing) has the right to transfer any or all its rights or obligations hereunder.

8.4	In the event that any stipulations in the Agreement are held invalid, ineffective or unenforceable according to the laws of China, the effectiveness of other stipulations of the Agreement shall not be affected. When any terms are determined to be invalid, ineffective or unenforceable, the parties hereto shall conduct a friendly negotiation to alter the Agreement in a manner that may realize the original intentions of the Parties as far as possible.

8.5	In the event that Hong Kong Exchanges and Clearing Limited (HKEx) or other regulatory authority makes any suggestions on the alteration to the Agreement, or in case of the changes of listing rules or relevant requirements of HKEx concerning the Agreement, the Parties shall alter the Agreement accordingly.

8.6	The Agreement supersedes all prior consultations, negotiations and agreements made by and among the Parties with respect to that subject matter.

8.7	No failure or any delay by any party in exercising any right under the Agreement shall constitute a waiver of that right; the exercise or partial exercise of any right under the Agreement by one party will not preclude the further exercise of that right by such party in the future.

8.8	The Agreement is binding on all the Parties hereto and their legal successors and assignees.

8.9	The Parties may reach a supplemental agreement with respect to the Agreement and its related matters. The supplemental agreement has the same legal effect as the Agreement. Any alteration or supplements to the Agreement shall be made in writing, except the rights under the Agreement transferred by Baina Zhiyuan (Beijing) in accordance with the provisions in Article 8.3. The alterations and supplements to the Agreement can come into effect only after being duly signed by the Parties hereto. If it is required by relevant laws to obtain the permit from any government authority and /or go through registration or filing formalities with any government authority for any alternation or supplements to the Agreement, the Parties shall obtain such permit and /or go through these registration or filing formalities in accordance with the law.

8.10	The Agreement shall be made in Chinese in four (4) originals, with each Party holding one. All copies have the same legal effect, and the Parties may sign the counterparts of the Agreement separately.

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(This page is a signature page for Assignment Agreement in relation to Shareholders’ Rights)

Baina Zhiyuan (Beijing) Technology Co., Ltd. (common seal)

Legal Representative (or Authorized Representative):

Yongzhi Yang

Signed by:

Beijing Gamease Age Internet Technology Co., Ltd. (common seal)

Legal Representative (or Authorized Representative):

Baina (Wuhan) Information Technology Co., Ltd. (common seal)

Legal Representative (or Authorized Representative):

Annex I:

Power of Attorney

In accordance with the agreement in the Assignment Agreement in relation to Shareholders’ Rights concluded by me and Baina Zhiyuan (Beijing) on                      , 2014, I may issue this Power of Attorney. The words and expressions used in this Power Attorney shall have the same meanings as in the Assignment Agreement in relation to Shareholders’ Rights unless otherwise specified.

As a shareholder holding         % equity of the Target Company (as defined in Assignment Agreement in relation to Shareholders’ Rights, the same below), I hereby irrevocably delegate Baina Zhiyuan (Beijing) and any of its authorized directors, successors or liquidator (hereinafter referred to as “Representatives”) to exercise on my behalf all my voting rights and other rights of shareholders empowered the Target Company in accordance with the Articles of Association of the Target Company and the relevant laws, including but not limited to:

(1)	proposal on my behalf to convene and attend the shareholders’ meeting of the Target Company and sign minutes of meetings and resolutions, exercise of voting rights on all matters requiring the resolutions of the shareholders’ meeting of the Target Company (including but not limited to the designation, election or replacement of the Target Company’s directors, supervisors and senior officers, and signature on my behalf of any documents requiring the resolutions of the shareholders’ meeting of the Target Company, as well as delivery of any documents to the company registration authority for the purpose of filing;

(2)	resolution on my behalf, to disposal of the Target Company’s assets;

(3)	resolution on my behalf to the dissolution and liquidation of the Target Company, and organization on my behalf, of liquidation team and the exercise of the authorities of the liquidation team in accordance with laws during liquidation, including but not limited to the resolution to the disposal of the Target Company’s assets;

(4)	Decision of the disposal of my equity empowered by the Target Company by transfer or other means;

(5)	Indication to the Target Company’s directors and legal representatives etc. to act in accordance with its intentions;

(6)	Fully cooperation with the signature of the required documents and fulfillment of the required procedures for the purpose of the above matters; and

(7)	Other shareholders’ rights specified by applicable China’s laws and regulations and the Target Company’s Articles of Association (amended from to time).

I hereby agree and consent that the representative has the right to exercise the rights within the aforesaid scope of authority, and I promise to assume the obligations or liabilities arising from the exercise of such rights by the representative.

The Power of Attorney shall be effective from the date of signing by me and remain effective during the term of the Assignment Agreement in relation to Shareholders’ Rights.

It is hereby assigned.

[Name of the Shareholders]

Seal or signature:

                     , 2014